Exhibit 99.3

Event ID: 137191913900

Event Name: Johnson & Johnson to Acquire ABIOMED Inc Call

Event Date: 2022-11-01T12:00:00 UTC

P: Operator;;

C: Ashley A. McEvoy;Johnson & Johnson;Executive VP & Worldwide Chairman of MedTech

C: Jessica Moore;Johnson & Johnson;VP of IR

C: Joaquin Duato;Johnson & Johnson;CEO & Director

C: Joseph J. Wolk;Johnson & Johnson;Executive VP & CFO

C: Michael R. Minogue;Abiomed, Inc.;Chairman, CEO & President

P: Jayson Tyler Bedford;Raymond James & Associates, Inc., Research Division;MD & Senior Medical Supplies and Devices Analyst

P: Joanne Karen Wuensch;Citigroup Inc., Research Division;MD

P: Lawrence H. Biegelsen;Wells Fargo Securities, LLC, Research Division;Senior Medical Device Equity Research Analyst

P: Robert Justin Marcus;JPMorgan Chase & Co, Research Division;Analyst

P: Terence C. Flynn;Morgan Stanley, Research Division;Equity Analyst

+++ presentation

Operator^ Hello, and welcome to the Johnson & Johnson Investor Update Conference Call and Webcast. (Operator Instructions) As a reminder, this conference is being recorded. It’s now my pleasure to turn the conference over to Vice President of Investor Relations, Jessica Moore. Please go ahead.

Jessica Moore^ Thank you, Daryl, and welcome, everyone. This is Jessica Moore, Vice President of Investor Relations for Johnson & Johnson. We appreciate everyone joining us on such short notice to review today’s exciting announcement that Johnson & Johnson has entered into a definitive agreement to acquire Abiomed.

Please note, you can find today’s presentation on the Investor Relations section of the Johnson & Johnson website at investor.jnj.com following the call. With us this morning are Joaquin Duato, Chief Executive Officer of Johnson & Johnson; Michael R. Minogue, Abiomed’s Chairman, President and Chief Executive Officer; Ashley McEvoy, Executive Vice President and Worldwide Chairman of MedTech at Johnson & Johnson; and Joe Wolk, Chief Financial Officer of Johnson & Johnson.

Here is a quick outline of what we’re going to cover on today’s call. Joaquin will start by providing a high-level overview of the strategic rationale and how Abiomed helps the company accelerate our vision for the new Johnson & Johnson. Mike will then provide a brief overview of Abiomed. Then Ashley will go into more detail on how Abiomed’s clinical profile fits into our MedTech strategy and the incredible opportunities we see for the business moving forward. Finally, Joe will cover the financial details and Abiomed’s significant revenue growth potential. We will then open the call to questions. We expect the call to last up to 60 minutes.

Please note that today’s presentation and statements from both companies are or may be considered forward-looking statements. Please refer to each company’s website for their publicly available filings that identify certain factors which could cause actual results to differ materially from those projected in any forward-looking statements made today. Investors are, therefore, cautioned not to rely on these forward-looking statements. The companies do not undertake to update any forward-looking statements as a result of new information or future events.

I’ll now turn the call over to Joaquin.

Joaquin Duato^ Thanks, Jessica, and good morning, everyone. Thank you all for tuning in. As you saw this morning, we announced an important step in the execution of our strategic priorities and our vision for the new Johnson & Johnson focused on Pharmaceutical and MedTech. We have entered into a definitive agreement for Johnson & Johnson to acquire Abiomed.

One of the 3 strategic priorities that I have consistently communicated since assuming the role of Johnson & Johnson’s CEO earlier this year is driving our MedTech business to best-in-class performance. Achievement of this priority includes strengthening our positions in high-growth MedTech markets through investments in both organic innovation programs and value-creating inorganic opportunities. The addition of Abiomed provides a strategic platform to advance breakthrough treatments in cardiovascular disease and help more patients around the world while driving value for our shareholders.

Taking a step back, we are at an important moment in health care. Good health is the foundation for a better future, yet health care continues to be the biggest challenge facing society today. Our purpose at Johnson & Johnson is to blend heart, science and ingenuity to profoundly change the future of health for humanity. We are proud of the role our company plays in offering life-saving treatments and medical device solutions to address the most challenging diseases worldwide. You may have heard me say that I believe that we can advance health care more over the next decade than we have in the last century. Focusing on scientific R&D and patient and disease centric care is critical to achieve these advancements. This transaction underscores our focus on not only continuing to improve and grow our MedTech business, but also delivering industry-leading innovation and technology with the goal of bringing new solutions to market for patients and health care systems worldwide.

As many of you know, Abiomed is a world leader in breakthrough heart, lung and kidney support technologies with a first in-kind portfolio for the treatment of coronary artery disease and heart failure. Abiomed operates in one of the fastest-growing medtech segments with significant expansion opportunities in indication, geography and product.

Cardiovascular disease is the #1 cause of death. All forms of cardiovascular disease lead to heart failure, which is a significant cost to health systems due to hospitalizations and extended length of stay. As the leading innovator in heart failure, Abiomed already has compelling clinical evidence demonstrated by the FDA granting several premarket approval indications for the Impella heart pump portfolio. These approvals recognize both safety and effectiveness for patients with severe coronary artery disease, requiring high-risk percutaneous coronary intervention, treatment of acute myocardial infraction cardiogenic shock or right heart failure.

In addition, Abiomed has a robust platform and an extensive pipeline of life-saving technologies and ongoing clinical studies with significant potential for long-term innovation and indication expansion. Johnson & Johnson’s global footprint, leading capabilities in physician education, commercial excellence and robust clinical expertise will complement Abiomed’s capabilities, accelerating access and adoption of life-saving technologies for more patients around the world all while moving Johnson & Johnson into higher-growth markets, accelerating near and long-term sales and earnings growth.

Before I pass it over to Mike Minogue, CEO at Abiomed, I have to acknowledge that this is a unique moment deeply rooted in the commitment to our credo that has set Johnson & Johnson apart for well over a century. Our remarkable success for more than 135 years has been achieved by prioritizing the needs and well-being of the people we serve and staying true to our mission to deliver for patients, doctors, nurses, mothers and fathers and all others who use our products and services. By bringing Abiomed into Johnson & Johnson, our complementary cultures, patient-first mindsets, strength of Abiomed’s current and future portfolio and Johnson & Johnson capabilities and global scale, we will drive Heart Recovery to be the global standard of care.

Finally, I want to say how much I have truly enjoyed getting to know Mike and the Abiomed team. Ashley knew Mike from AdvaMed, and we have admired the Abiomed business for a while. We are confident in the cultural fit between our companies.

Now I will turn it over to Mike Minogue.

Michael R. Minogue^ Thanks, Joaquin, and I’m pleased to be here today, and I share your enthusiasm for the future. Since our founding in 1981 before my time, we have been working hard to build a company dedicated to bringing the most advanced and innovative technology to patients suffering from cardiovascular disease. These are some of the sickest patients in the hospital. In partnering with our health care customers, we put patients first, that’s our credo as well. Our mission is recovering hearts and saving lives with the world’s smallest heart pumps. And this is the best outcome for our patients and the most cost-effective option for our payers.

We are pleased to have reached an agreement that reflects the remarkable value Abiomed has created through our groundbreaking cardiovascular technology, including our world-class Impella heart pumps and our robust pipeline of breakthrough technologies and transformational clinical studies. This transaction will deliver significant value to our shareholders and position us to leverage the Johnson & Johnson’s global scale and commercial and clinical strength to accelerate growth faster creating meaningful benefits for our patients, our employees and our customers.

Abiomed and Johnson & Johnson have similar cultures centered around patients and integrity with our “I am Abiomed” Patients First Commitment and Johnson & Johnson Credo. I also have confidence in and admiration for Johnson & Johnson’s , CEO, Joaquin Duato; Executive Chairman, Alex Gorsky; and of course, Executive Vice President and Worldwide Chairman of MedTech, Ashley McEvoy.

Last and most important, I would like to thank the Abiomed employees for their dedication and executing so that we can create the field of heart recovery for patients all over the world. I would also like to thank our customers for helping us provide life-saving technology to some of the sickest cardiovascular patients around the world 24 by7. And I want to thank our patients for inspiring us and sharing their story. And finally, I would like to thank our shareholders for their support over my 19 years. We are excited about what the future holds and look forward to enabling our life-saving technologies to reach even more patients globally by leveraging Johnson & Johnson’s complementary strengths.

I will now turn it over to Ashley.

Ashley A. McEvoy^ Well, thanks, Mike, and thank you and the Abiomed team for all that you’ve done to make Abiomed the leader it is today. I couldn’t be more excited about this acquisition and the opportunity it provides for our patients and health care teams around the world. And I know none of this would be possible without Mike’s leadership and the dedication of the talented Abiomed team.

So at J&J MedTech, we have set out to lead the industry with differentiated innovation with a keen focus on addressing major unmet medical needs around the world and Abiomed advances both of these. Over the past few years, we’ve been focused on improving J&J MedTech’s growth as well as our exposure to high-growth markets. This has included strategic decisions to refine our portfolio, which has led to the exit of certain businesses and the acquisition in other high-growth markets like digital surgery. We’re continuously monitoring market trends to identify key areas of unmet need for patients where further investment could have high patient impact and drive diverse long duration growth for our business. Abiomed was our top priority.

As Joaquin touched on earlier, cardiovascular is one of health care’s highest unmet need disease states and one of MedTech’s fastest-growing global segments. Abiomed is the heart recovery company, and their product development continues to focus on smaller, smarter and more connected devices and establishing heart recovery as the global standard of care. Abiomed’s leadership in heart recovery provides an entry into this attractive area and will be a catalyst for sustained growth. Abiomed’s Impella heart pumps will be a strong addition to our portfolio and further accelerate Johnson & Johnson MedTech’s growth complementing our current cardiovascular presence through our global market leading Biosense Webster electrophysiology business.

In terms of structure post close, Abiomed will operate as a stand-alone business within Johnson & Johnson MedTech and expand our priority platforms, which deliver more than $1 billion in annual revenue from 11 to 12. Mike has a strong succession plan in place as he has announced his intent to retire following the close of the transaction, and we are grateful that he has agreed to stay on through this period. Andrew Greenfield, who serves currently as Abiomed’s Chief Commercial Officer and has been with the company for more than 17 years, will serve as President of Abiomed going forward.

Over the last few months, I’ve enjoyed spending time with Mike and his team. Mike has played an instrumental role in Abiomed’s evolution to focus on native heart recovery and bring the most advanced technology to patients and physicians. He’s also helped drive more than 18 years of consecutive profitable growth, accelerating the adoption of the Impella platform. It’s clear that Abiomed is transforming the standard of care for multiple growing patient populations around the world. We’re excited to leverage J&J MedTech’s platform and be the partner of choice to help Abiomed continue to scale this meaningful work with the ultimate goal of saving more lives.

I also want to reiterate to Andrew and the full Abiomed team how excited I am and the collective J&J MedTech community and all of J&J are to welcome you to Johnson & Johnson. Michael Bodner, a seasoned cardiovascular executive with over 15 years in the industry, who most recently served as Worldwide President of our global market leading Biosense Webster electrophysiology business, will lead the integration of Abiomed as part of my team.

Cardiovascular disease is an epidemic. It’s one of the highest drivers of health care costs today with over $70 billion in direct medical costs and the #1 cause of death in the United States. It causes poor heart function, heart attacks and reduced quality of life for 26 million patients worldwide and resulting in 875,000 deaths per year. We know this touches many of our own families. All forms of cardiovascular disease lead to heart failure and record levels of diabetes and obesity have driven an increase in heart disease and mortality. Heart failure is the #1 cause of hospitalization for patients greater than 65 years of age in the United States, and it’s the #1 hospital cardiac mortality risk. And heart disease is the #1 cost driver in the United States health care with costs that continue to rapidly increase.

Clearly, there is a large and growing need for treatment options that can protect and recover the heart, oxygenate the lungs and provide renal perfusion to the kidneys. What energizes me the most in terms of this acquisition is the significant opportunity to change the standards of care and heart recovery and positively impact the lives of millions of patients, their families and caregivers.

Abiomed is addressing this epidemic through breakthrough technology with exclusive FDA approvals for patients with severe coronary artery disease requiring high-risk percutaneous coronary intervention and treatment of acute myocardial infarction, cardiogenic shock or right heart failure. As you can see on Slide 14, Abiomed adds a robust pipeline that sets the stage for long-term innovation with the aim of achieving Class I clinical guidelines. Its leading capabilities position Abiomed well to capitalize on major unmet needs in multiple underpenetrated markets with significant expansion opportunities in indication, geography and product. One of the most compelling things about Abiomed is their engagement with physicians and health care professionals. They use dedicated resources, continuous virtual training and live courses to ensure all health care representatives who come in contact with Impella-supported patients feel confident in using Abiomed solutions and their ability to improve outcomes.

Together with our market-leading electrophysiology presence, we believe that J&J MedTech will be able to establish deeper connections with both interventional cardiologists as well as heart surgeons, providing a strategic platform for future growth and more opportunities to serve even more patients. J&J MedTech has an expansive global footprint, leading physician and education capabilities, commercial excellence and robust clinical expertise. These powerful assets will strengthen Abiomed’s geographical reach and global therapy adoption to more quickly expand access to these technologies for the people who need it. I have long admired the Abiomed organization and have a great deal of respect for their talented team and what they have accomplished. We have also been pleased to see in our diligence process how well the business is performing. Key studies that will support indication expansions are well on their way, and we feel good about the momentum.

I’d like to thank again, Mike, for building this incredible organization and your unrelenting leadership. I look forward to working with the Abiomed team to drive growth, to build on our shared patient-centric missions to improve outcomes and pioneer new standards of care. We remain committed to upholding Abiomed’s vision of becoming the global standard of care for heart recovery.

With that, I’ll turn it over to Joe to provide more insight into the financials. Joe, over to you.

Joseph J. Wolk^ Thank you, Ashley. Good morning, everyone. From a financial perspective, Abiomed is a scaled asset with multiple technologies and indications in large, highly underpenetrated markets, which should provide the ideal setup for delivering attractive long-term growth.

As you know, we take a disciplined and thoughtful approach when considering acquisitions with a focus on fundamental value, and we’re confident that this transaction delivers meaningful value.

In addition to being attractive from a fundamental value standpoint, we also feel good about the return on investment. Abiomed is early in its growth phase versus more mature and slower growth assets. We expect to fund the transaction through a combination of cash on hand and short-term financing. It’s important to note that our capital allocation priorities remain unchanged. We are committed to maintaining a superior credit profile and robust free cash flow, yielding a strong and healthy balance sheet. Our strong balance sheet affords us the flexibility to continue to pursue multiple priorities concurrently, investing in R&D, pursuing value-enhancing acquisitions like this one and returning capital to shareholders through our dividend and share repurchases when appropriate.

Turning to the financial benefits for Johnson & Johnson. The transaction will accelerate pro forma MedTech and Johnson & Johnson enterprise revenue growth. While we have not yet provided guidance for 2023, you should expect the transaction, considering the impact of financing, to be slightly dilutive to neutral to Johnson & Johnson’s adjusted earnings per share in the first year and then accretive by approximately $0.05 in 2024 and increasingly accretive thereafter. We view this as an exciting opportunity to help patients, create value for shareholders, and to accelerate top line and earnings growth, and we intend to invest accordingly to drive this long-term growth.

In terms of the structure of the transaction, the acquisition will be executed via a tender offer for all outstanding shares of Abiomed, whereby Abiomed stockholders will be offered an upfront cash payment of $380 per share and also receive one non-tradable contingent value right or CVR, entitling them to receive up to an additional $35 per share based on achievement of certain clinical and commercial milestones.

Let me touch briefly on the use of a CVR. Abiomed is a best-in-class business with leading growth and multiple paths to sustaining and even accelerating this highly attractive growth over the long term. We have confidence in this future and the potential for our combined organizations to enhance the business and expand its global reach. The key was finding a value and structure appropriate for both companies that rewards both sets of shareholders. With the CVR, we were able to make an attractive yet disciplined upfront offer and use a CVR structure with simple clinical and revenue-based milestones to clearly align incentives, allowing both sets of shareholders to benefit from the potential upside performance of the business in the future. The milestones consist of $17.50 per share payable if net sales for Abiomed products exceeds $3.7 billion during our fiscal second quarter of 2027 through fiscal first quarter of 2028. Or if this threshold is not met during this period and is subsequently met during any rolling four quarter period up to the end of Johnson & Johnson’s fiscal first quarter of 2029, $8.75 per share. $7.50 per share is payable upon FDA premarket application approval of the use of Impella products in STEMI patients without cardiogenic shock by January 1, 2028. And finally, $10 per share payable upon the first publication of a Class I recommendation for the use of Impella products in high-risk PCI or STEMI with or without cardiogenic shock within 4 years from their respective clinical endpoint publication dates, but in all cases, no later than December 31, 2029.

As for the timeline, we expect the transaction to be completed prior to the end of the first quarter of 2023, subject to a majority of Abiomed shareholders tendering into the offer as well as applicable regulatory approvals and other customary closing conditions. A combination with Abiomed aligns with our strategic priorities and allows us to bring life-saving innovations to more patients in one of the largest areas of unmet medical need. The transaction is financially compelling and one that creates value for both Abiomed and for Johnson & Johnson shareholders. As we continue to make progress on our separation of Kenvue, this transaction marks another exciting step forward for the new Johnson & Johnson focused on Pharmaceuticals and MedTech.

With that, we would like to open the line for Q&A.

+++ q-and-a

Operator^ (Operator Instructions) Our first question is coming from Joanne Wuensch of Citibank.

Joanne Karen Wuensch^ Congratulations on the acquisition. A couple of quick things. Why this as your next big step into cardiology? Was this a competitive bid process? And I’m sorry, the CVR is a little bit newer or more unique. Can you just give us a little bit of background on how you think about that and why that was created?

Joaquin Duato^ Joanne, this is Joaquin. Thank you for the question. First, as I stated in my remarks, this acquisition is entirely consistent with the new J&J strategy around Pharmaceuticals and MedTech. And as I have outlined in several occasions during the beginning of the year, one of my priorities for the new Johnson & Johnson is to drive MedTech to become a best-in-class performer. And this is going to happen with improved execution as evidenced by our positive top line growth and share momentum through continued improved cadence of innovation as evidenced by our launching 20 material new products in 2021, another 10 material new products year-to-date and through a focus in organic and inorganic expansion into higher growth markets and market segments and this acquisition is consistent with that strategy, expanding J&J MedTech into high-growth markets and accelerating revenue growth while advancing the standard of care. Not only is Abiomed large enough to have an impact on our growth profile, it also complements our Biosense Webster electrophysiology business. And importantly, it’s relatively straightforward to integrate into our organization.

And I will let Joe explain some of the questions that you have as far as the CVR and others.

Joseph J. Wolk^ Yes. Joanne, in terms of how the deal came about, our teams are working very actively to secure and finalize the final paperwork that will be part of regulatory filings so we’ll let that unfold. In terms of the CVR itself, I think that was a key component that shows our creativity and innovation in bringing a transaction like this home, but also very much in a disciplined way where both sets of shareholders can benefit from the upside value that may come from some of the great clinical data that Mike and his team have set up and should that materialize, we’ll be in a very good position to recognize even greater value than what we’ve assumed in our models today.

The key to it, I think, is the simplicity. Half of it is attributable to commercial, a commercial milestone specifically, with respect to the revenue that I mentioned in the prepared remarks and then 2 clinical milestones that are pretty simple to understand as well. So nothing more to elaborate than what you’ve seen in the press release or what we said in our scripted remarks at this point, but we feel very good about the ability to close the transaction, announce it today and utilize the CVR where both parties can benefit appropriately.

Operator^ Our next question comes from the line of Larry Biegelsen with Wells Fargo.

Lawrence H. Biegelsen^ Congratulations to the Abiomed and J&J folks on the call. So Joe, maybe if you could talk about the revenue/cost synergies assumed in the accretion dilution numbers you gave, doesn’t seem to be a lot of cost synergies here given that this is a new call point for J&J.

And Ashley, what needs to happen to reach that $3.7 billion in sales by, call it, 2027, 2028? Consensus is about $1.3 billion in 2023. So it seems like — I mean, maybe if you could talk about how you’re thinking about the 3 ongoing major clinical trials and the growth opportunities here?

Joseph J. Wolk^ Yes. So Larry, let me address with respect to — make sure it’s very clear that this is about growth for Johnson & Johnson. The cost synergies that may come about are very modest. In fact, as Ashley mentioned in her prepared remarks, we intend to run this as a stand-alone business being the 12th platform within MedTech that will deliver over $1 billion in revenue. But the Abiomed team, led by Mike has done a very nice job outlining what those investments need to be over the next few years to ensure that we have the best possible opportunity to secure the value that we see, both in terms of the current plan as well as anything that may come from the upside from the contingent value rights. In terms of how we can achieve that value, and I’ll let Ashley explain a little bit further. One of the great capabilities we have is Johnson & Johnson’s scale of business, and we think there’s a great opportunity for further penetration outside the U.S.

Ashley A. McEvoy^ Yes. And just to build on that, Larry, thanks for the question. We — I view our EP, electrophysiology business, and the Abiomed heart recovery platform is very complementary. And they share that they had a head start. I would think Abiomed has about a 15-year head start on the industry. And our electrophysiology business is a little bit grown up right now, over $3.5 billion for 10 years, growing double digit. And so we really took a lot of insights around how did we scale that business and we hope to apply that with the ingenuity of all the local on the ground Abiomed leaders around the world, but really to penetrate more countries through global expansion, taking advantage of our global infrastructure. And as you mentioned, there are some clinical trials underway that Abiomed is looking to do on the RECOVER IV and the PROTECT IV and the STEMI DTU, and we want to bring to bear the best of Johnson & Johnson’s clinical expertise to ensure really sound performance in all of that clinical trial performance. So I would say the combination of those is what’s going to give us confidence to hopefully beat that milestone, Larry.

Joaquin Duato^ Mike may have something to add here about the growth drivers in terms of indication, product and geography expansion that this complementary 2 companies can bring. Mike?

Michael R. Minogue^ Sure. Thanks, Joaquin. So the high-risk PCI population today is over 400,000 patients in the U.S. alone. Unfortunately, around only 130,000 gets treated. And of that 130,000, there are several hundred thousand that don’t get complete revascularization or have acute kidney injury or have to be staged and don’t come back. The bigger market, the largest market out there is coronary artery disease. And there’s estimated it’s over 300,000 patients that are not getting sent to the cath lab and are either turned down for surgery or don’t want to have surgery. And so if you’re 70 and above, this population will continue to grow. And the catalyst between PROTECT IV showing that the potential benefit of complete revascularization with Impella-supported PCI and reduction of acute kidney injury will open up a new opportunity for patients that are 70 and above to get complete treatment. That population is going to continue to grow, and the trends are all going to go minimally invasive.

If you look at preCARDIA, there’s over 300,000 patients a year again in the U.S. that are entering the hospital with acute on chronic heart failure. Those patients of the 300,000, these are the ones that are not responsive to diuretics. And there’s about 1 million of these patients each year in the United States alone. It’s the #1 admission into a hospital, if you’re 65 and above, and that is a breakthrough designated product by the FDA. For cardiogenic shock, there’s over 200,000 patients in the U.S. alone that make it to the emergency room. Some have CPR, some are getting shocked, but this population at the hospital has the best opportunity to stay alive and go home with their own heart if they follow Impella with the best practice protocol that has been published and documented in the U.S., Germany, Italy and Japan. And that’s a massive population that has imminent need, but it’s also a younger population in their 50s and early 60s. And that also would include shock patients that have myocarditis, very young people that are getting myocarditis via COVID or SCAD, which is spontaneous coronary artery dissection or postpartum cardiomyopathy. And again, the best care for these patients is not only to stay alive but go home with their own heart.

And then we also have this transformational study, the STEMI DTU study, which is looking at patients having heart attacks but are not yet in cardiogenic shock. And if we’re able to reduce that in part from the treatment, something called reperfusion injury, we can help hundreds of thousands of patients in the U.S. avoid having heart failure. These are the patients that survive their heart attack, but more than half of them within 5 years suffer from heart failure. And that population is 4 million patients worldwide. And last is just the heart failure community. These are chronic patients. You’ve seen the growth already of Impella 5.5. This device has grown over 100% since COVID and it is a forward flow weanable pump that’s minimally invasive with sensors on it, and all of our Impella patients run in the cloud, which allows us to use algorithms and AI. So guys you can tell, I’m very excited and this opportunity to help patients, not just in the U.S. but worldwide, is going to be with existing products and new products, existing indications or new indications with stronger guidelines and not just any more Germany, Italy, U.S. and Japan, but for the rest of the world, leveraging J&J’s footprint.

Joaquin Duato^ Thank you, Mike.

Operator^ Our next question comes from the line of Robbie Marcus with JPMorgan.

Robert Justin Marcus^ And I’ll also add my congratulations on the deal. Joe, you talked about how this is going to remain pretty much a stand-alone unit within J&J. And you talked about favorable return on invested capital metrics. I was wondering what other financial metrics and targets used in evaluating the deal with the premium paid over 50%. How should we really be thinking about where J&J’s going to be able to extract the economic value from Abiomed given the size of the premium?

Joseph J. Wolk^ I think certainly, premium is one consideration. But when we look at this asset, how unique it is with respect to something of scale that could make a difference, not only within our MedTech business, but for Johnson & Johnson. And we look at other multiples, we feel very good about where Abiomed was positioned relative to that. Again, I think it’s a very select population of assets. So we look at a fundamental discounted cash flow analysis. It’s how we approach all of this and we feel very good that the drivers of growth that are there and how we’re going to run this business going forward as a stand-alone, which I’ll pass over to Ashley to talk about a little bit more detail too, will prevail. As you know, Robbie, we just don’t simply use the cost of capital here. We do use a hurdle rate. We do — our model right now suggests that we will exceed that hurdle rate. And should the CVR payments come about we would even feel better about this deal because that would only enhance the returns that we could possibly see. Ashley, maybe you want to comment about the stand-alone nature and how you intend to run this?

Ashley A. McEvoy^ Yes. I think the objective — so thank you for the question, Robbie. The objective is to keep the business continuity in place under the leadership and tutelage of Andrew and to — you, in essence, keep the focus and the unwavering dedication to all of the indications that Mike talked about, to enable that — the health of the pipeline to come through. And then to ready, if you will, some of the predominantly OUS capabilities that J&J MedTech has to better open up new countries and to better execute new market development opportunities in those countries and to execute this very robust pipeline.

Operator^ Our next question comes from the line of Jayson Bedford with Raymond James.

Jayson Tyler Bedford^ Congratulations to all, especially you, Mike. Just I guess, a couple of questions and the last one is a simple one. Getting back to the incremental value that J&J brings to this deal, what do you plan on doing differently with the asset to grow it faster? And then just simply, what do you view as the long-term growth profile at Abiomed?

Ashley A. McEvoy^ Yes. No. Thank you, Jayson, for the question. And again, I’d say that we are fortunate to have a pretty robust analog in our electrophysiology business that we’ve learned from. And quite simply, Abiomed has done a wonderful job, as Mike said, in the U.S. in areas like Germany and Italy and Japan on market development on to kind of ready the market so that patients can get a very predictable outcome. And we plan to really just scale that via the use of market development capabilities and commercial infrastructure and regulatory and clinical support so that we can make this technology more available to more patients around the world. In addition to that, we are a scientific and technology thought leader as well, and we plan to bring to bear all of the best clinical expertise we have so that we can enable success of those really important clinical trials in the pipeline.

Jessica Moore^ Thank you, Jayson. Darryl, we have time for one last question.

Operator^ Our next question comes from the line of Terence Flynn with Morgan Stanley.

Terence C. Flynn^ Joaquin, I guess, not a surprise that J&J did a MedTech deal, I think you were pretty clear about your priorities when you assumed the CEO position. I guess my question is more as you think about the forward here. Do you think you’re in a good position now? Or do you expect you have more to do on the MedTech side? And then how do you weigh that versus potential M&A on the Pharma segment as we think about the consumer spin coming up?

Joaquin Duato^ Thank you, Terence, for the question. And thank you for recognizing that this is very consistent with the strategy that I have already outlined. When it comes to M&A, we always take a very disciplined and well-defined approach and we will continue to look at M&A as a critical component as we try to source innovation and growth externally. So it will remain a critical component of our strategy. We’ll continue to evaluate M&A opportunities agnostic to the sector as we have discussed in the context of opportunities that as Abiomed can dramatically improve the standard of care for patients worldwide. And at the same time, connected with our disciplined capital allocation and financial strategy that they deliver compelling returns for our shareholders. So that’s what we plan to do, as I said, we are agnostic to sector. We are focusing on opportunities that can really expand on the standard of care, and we will apply our well-defined capital allocation and financial principles to drive discipline in that area.

Joseph J. Wolk^ One thing I might add though, Terence to follow up on Joaquin is, and I think this is where maybe some of your question was going. We’re agnostic to whether it’s — the next opportunity is MedTech or Pharmaceuticals. What we want to do is look for the right opportunities that fit into our portfolio and capitalize on either the skills or the expertise and capabilities that we have. And that’s how we’ve always been looking at and evaluating these types of opportunities. So don’t wake up every morning thinking about the composition of the revenue pie per se. Really, it’s about making each business strong in their own right.

Jessica Moore^ Thank you, Terence, and thanks to everyone for your questions. I’ll now turn it over to Joaquin for some closing remarks.

Joaquin Duato^ Thank you for your questions. Before we conclude, I want to reiterate my excitement related to this deal and thank both the Johnson & Johnson and Abiomed’s teams. Your unwavering dedication to our share mission and patient first philosophy has made this exciting opportunity possible. I look forward to realizing the potential our companies have together to bring life-saving technologies to more patients around the world.

Operator^ Thank you. That does conclude today’s teleconference and webcast. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.